hannover **re**®

SEC Mail Processing Section

AUG 08 2008

Washington, DC 106

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D. C. 20549
USA

SUPPL

08004522

Re: Hannover Rückversicherung AG
Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934 -
File No. 82-4627

August 7, 2008

PROCESSED
AUG 29 2008
THOMSON REUTERS

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherung AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherung AG herewith submits an English and German version of its latest press release "Capital market and exchange rate movements dampen profitability for the first half of 2008".

Please contact the left undersigned by calling +49 511 5604-1500 if you have any questions or comments regarding the foregoing.

Best regards,

Stefan Schulz
Associate Director
Corporate Communications

Gabriele Bommersbach
Assistant
Corporate Communications

Hannover Rückversicherung AG

P.O. Box 61 03 69
30603 Hannover, Germany
Karl-Wiechert-Allee 50
30625 Hannover, Germany
Telephone +49/511/56 04-0
Fax +49/511/56 04-11 88
www.hannover-re.com

hannover re®

PRESS RELEASE

# Capital market and exchange rate movements dampen profitability for the first half of 2008

- **Underwriting business performs well, volume of catastrophe losses below the expected level**
- **Net investment income -24.1%**
- **Operating profit (EBIT) -14.4%**
- **Group net income -13.9%**
- **Combined ratio 98.4%**
- **EBIT margin in non-life and life/health reinsurance in line with target**
- **Return on equity 16.4%**

Hannover, 7 August 2008: Hannover Re expressed considerable satisfaction with the development of its underwriting business – in both non-life and life/health reinsurance – as at 30 June 2008. "However, the protracted difficult climate on international capital markets and the restraining effects of exchange rate movements have left an appreciable mark on our company too. It cannot, therefore, come as any surprise that our interim result is not insignificantly lower than in the corresponding period of the previous year", Chief Executive Officer Wilhelm Zeller explained.

The operating profit (EBIT) as at 30 June 2008 contracted by 14.4% year-on-year to 400.2 million euro (467.7 million euro). Had it not been for the write-downs necessitated by turmoil on the capital markets the operating profit would have grown by 13.4% from 468.0 million euro to 530.5 million euro. Thanks to its conservative investment policy Hannover Re was again spared significant write-downs on fixed-income securities or subprime exposures in the second quarter. Group net income nevertheless declined by 13.9% to 252.2 million euro (293.0 million euro), equivalent to earnings of 2.09 euro (2.43 euro) a share; the annualised return on equity amounted to 16.4% (19.9%).

On account of the withdrawal from specialty business and the slide in the value of foreign currencies, especially the US dollar and pound sterling, the gross written premium booked by the Hannover Re Group contracted by 7.7% to 4.1 billion euro (4.5 billion euro). At constant exchange rates the premium volume would have declined by only 2.2%. The level of retained premium increased to 89.5% (85.8%) as a consequence of appreciable savings on the costs of the company's own protection covers as well as reduced proportional cessions; net premium earned fell by 7.8% to 3.4 billion euro (3.7 billion euro).

The development of **non-life reinsurance** was highly satisfactory for Hannover Re. Although some key markets are already seeing softening tendencies, conditions are still broadly acceptable and prices are for the most part commensurate with the risks. "Guided by our profit-oriented underwriting policy, we focus on those segments that promise the greatest profitability and are further extending our already very good diversification – in terms of both regions and lines – through targeted underwriting", Mr. Zeller emphasised.

In areas that offer attractive business opportunities – such as worldwide credit and surety reinsurance or German business –, Hannover Re enlarged its market share. Furthermore, the company participates in profitable market and product niches, including for example Central and Eastern Europe as well as reinsurance in conformity with Islamic principles; the latter business is successfully transacted by the Bahrain-based subsidiary Hannover ReTakaful. In Latin America, too, Hannover Re now has a local representative office: "In Brazil, the largest insurance market on the South American continent, we have been licensed as an 'admitted reinsurer' since July. This ensures that we have more direct access to clients and puts in place an optimal platform for participating in the emerging Brazilian market", Mr. Zeller explained.

Owing to the restraining effects of exchange rate movements, gross premium in non-life reinsurance as at 30 June 2008 contracted by 10.4% year-on-year to stand at 2.7 billion euro (3.0 billion euro). At constant exchange rates, especially against the US dollar, the decline would have been just half the above (5.2%). The withdrawal from specialty business also curtailed premium income. As a consequence of significant savings on the costs of the company's own protection covers as well as reduced proportional cessions, the level of retained premium climbed from 83.3% to 89.4%. Net premium earned fell by 10.6% to 2.1 billion euro (2.3 billion euro).

Following on from a moderate major loss incidence in the first quarter, the strains incurred by Hannover Re in the second quarter were also below average. Yet the second quarter too was notable for a number of natural catastrophes: the earthquake in the Chinese province of Sichuan was a human tragedy, whilst the devastating economic losses bore no relation to the insured values. The loss for Hannover Re in the order of 20 million euro was therefore rather modest. In Southern Germany hailstorms and heavy rainfall in late May/early June caused considerable damage, costing the company around 30 million euro. The total net burden of major losses for the first half-year stood at 130.0 million euro (214.5 million euro). This figure is equivalent to 6.2% of net premium in non-life reinsurance and hence well below the expected level of 10%. The combined ratio decreased to 98.4% (102.1%).

The underwriting result improved on the corresponding period of the previous year, which had been particularly hard hit by the heavy catastrophe losses associated with winter storm "Kyrill"; it

moved back into positive territory from -56.1 million euro to 23.6 million euro. The operating profit (EBIT) in non-life reinsurance slipped by 10.3% to 288.2 million euro (321.5 million euro), a reflection of sharply lower investment income. Group net income fell by 18.9% to 195.7 million euro (241.4 million euro), producing earnings of 1.62 euro (2.00 euro) a share.

The first half-year was an eventful one in **life and health reinsurance**. Hannover Re commenced business operations in the high-growth markets of China and South Korea through its newly established branches in Shanghai and Seoul. "With this structure we enjoy the benefits of a local reinsurer and are able to provide our clients with targeted and efficient on-the-spot service", Mr. Zeller stressed. In India, too, Hannover Re has put in place a platform that will enable it to respond quickly to available market opportunities: in June the company signed a cooperation agreement with the leading Indian reinsurer geared to the joint development of a profitable portfolio with the potential for further growth. The service company established in Mumbai will support these plans.

Although premium growth slowed slightly in the reporting period due to the adverse effects of exchange rate movements, Hannover Re – which transacts its life and health reinsurance worldwide under the Hannover Life Re brand – is well positioned to participate disproportionately strongly in the available growth opportunities.

Around a third of the premium volume in life and health reinsurance derives from the United Kingdom – the second-largest reinsurance market in the world. Competition in risk-oriented life insurance is particularly fierce in this market at the moment, prompting Hannover Re to scale back its acceptances. On the other hand, the enhanced annuities market in the UK – an area in which the company ranks as the leading reinsurer – continues to develop favourably. Here, as is also the case with the reinsurance of existing pension funds, the prospects for further profitable expansion are very bright. In the United States, along with its continued focus on health insurance products aimed at senior citizens, Hannover Re attaches considerable importance to financial solutions – an area in which it completed the largest transaction to date in the first half of the year.

Owing to the moderating effects of exchange rate movements – the weakness of the pound sterling and US dollar particularly made themselves felt here – gross written premium in life and health reinsurance declined by 2.8% as at 30 June 2008 to 1.5 billion euro (1.5 billion euro). At constant exchange rates growth of 3.4% would have been recorded. The level of retained premium fell from 90.2% to 89.6%, as a consequence of which net premium earned dropped by a somewhat more appreciable 3.2% to 1.3 billion euro (1.4 billion euro).

The sharp decline of 32.5% in the operating profit (EBIT) as at 30 June 2008 to 87.2 million euro (129.2 million euro) was

attributable to non-recurring special effects of 25 million euro in the comparative period of the previous year which had arisen in connection with the release of reserves that were no longer required. The EBIT margin of 6.5% was nevertheless within the target corridor of 6.5% to 7.5%. Group net income contracted by 27.8% to 65.0 million euro (89.9 million euro) on account of the factors discussed above.

The development of Hannover Re's **investments** as at 30 June 2008 was overshadowed by the protracted upheavals on international capital markets – especially the sharp rise in Eurozone interest rates, the increase in risk premiums on corporate bonds and the significant drop in share prices. In light of the above, and exacerbated by the further downward slide of the US dollar, the portfolio of assets under own management – excluding interest on deposits – contracted to 18.7 billion euro (19.8 billion euro). The marked rise in interest rates led to substantial unrealised losses in the Group's asset portfolio. In the case of the available-for-sale portfolio of fixed-income securities they totalled 315.4 million euro (103.4 million euro) as at the end of the reporting period. Unrealised losses on equities amounted to 101.6 million euro; this contrasted with unrealised gains of 191.0 million euro as at 31 December 2007.

Ordinary income excluding interest on deposits was, however, highly satisfactory. It fell by 1.9% – purely due to exchange rate effects – to 407.9 million euro (415.7 million euro). As part of its proactive approach to portfolio management – especially in the context of tactical shortening of durations in the US portfolio in the first quarter – Hannover Re realised gains on disposals of 171.4 million euro (134.3 million euro), as against realised losses of 69.1 million euro (36.7 million euro). Of the total write-downs on securities of 130.3 million euro (0.3 million euro), an amount of 98.6 million euro (0.3 million euro) was taken on equities.

Overall, net income from assets under own management contracted by a sizeable 29.8% to 342.8 million euro (488.2 million euro). This effect was somewhat cushioned by interest from income on deposits – which rose by 4.4% to 102.3 million euro (98.0 million euro) –, as a consequence of which net income from total investments retreated by 24.1% relative to the comparative period of the previous year to stand at 445.1 million euro (586.2 million euro).

**Outlook**

Based on its strategic orientation and the available market opportunities, Hannover Re anticipates a good underwriting result for the full financial year in both non-life and life/health reinsurance.

The net premium income booked by the Hannover Re Group should come in slightly higher.

Despite palpable softening in some *non-life reinsurance* lines and markets, prices and conditions are for the most part still

acceptable. The treaty renewals that take place within the year in the United States as at 1 July – during which around one-third of this portfolio is renegotiated – confirmed the prevailing trend. Premiums in casualty business retreated by up to 10%, although conditions largely held stable. In non-proportional property business rate increases were obtained under programmes that had incurred losses, while in catastrophe business the pressure on rates was sustained. The achieved margins were nevertheless still comfortably adequate.

All in all, Hannover Re was satisfied with the treaty renewals in Australia and New Zealand: rates in non-proportional business remained stable, and here too it was possible to push through increases under loss-affected programmes. In Latin American catastrophe business rates moved higher in some markets, while in others they softened.

"Net premium in non-life reinsurance is expected to contract slightly due to the weak US dollar. Provided the burden of catastrophe losses and major claims remains within the bounds of the expected level of 10% of net premium, a very healthy profit contribution can nevertheless be anticipated", Mr. Zeller stated.

Business prospects in *life and health reinsurance* remain favourable. The increasing size of the upper levels of the age pyramid in industrial nations will continue to drive growth in annuity and health insurance for many years to come. In the United States Hannover Re anticipates positive stimuli in the areas of health insurance for seniors and block assumption transactions. The UK market looks set for intense competition over the coming 12 to 18 months in traditional life reinsurance business; on the other hand, opportunities can be tapped into through innovative morbidity products such as critical illness covers with a graduated benefit. UK annuity policies, a core business for Hannover Re, continue to offer growth potential.

"For the full financial year we expect our life and health reinsurance business to deliver unchanged healthy profitability and growth of around 10% in premium volume", Mr. Zeller affirmed.

On the *investments* side, the asset volume is likely to fall short of the previous year's level – despite the expected positive cash flow from the technical account – due to the protracted weakness of the US dollar. Ordinary income in the second half of the year should come in roughly on a par with the favourable level of the first six months. Movements on equity markets, however, are subject to considerable uncertainty.

"Within the scope of our conservative and risk-conscious investment policy, however, we have invested just 9% of our asset holdings in equities", Mr. Zeller explained. "Nevertheless, if stock markets do not normalise our company too will have to anticipate further write-downs in the third quarter." If share prices were to recover significantly, as has been forecast by

some market players, the outlook for net investment income would also improve substantially. In the area of fixed-income securities the focus continues to be on high quality and good diversification of the portfolio. The company has therefore not been particularly affected by the difficulties on the US mortgage market.

With conditions on reinsurance markets that are still adequate and given the company's broad diversification – and subject to the premise that the burden of catastrophe losses and major claims does not significantly exceed the expected level of 10% of net premium in non-life reinsurance – Hannover Re is looking to generate a good underwriting result for the full 2008 financial year.

"Bearing in mind the prevailing uncertainties on international capital markets, it is not possible to make a reliable statement concerning investment income", Mr. Zeller added. "The longer the turmoil on equity markets continues, the more difficult it will be to achieve our targeted earnings per share of 5 euro for the full financial year." Hannover Re nevertheless still considers a return on equity in excess of 15% to be realistic.

**For further information** please contact:

*Press and Public Relations / Investor Relations:*
Stefan Schulz (tel. +49 / 511 / 56 04-15 00,
e-mail: stefan.schulz@hannover-re.com)

*Press and Public Relations:*
Gabriele Handrick (tel. +49 / 511 / 56 04-15 02,
e-mail: gabriele.handrick@hannover-re.com)

*Investor Relations:*
Klaus Paesler (tel. +49 / 511 / 56 04-17 36,
e-mail: klaus.paesler@hannover-re.com)

Please visit: www.hannover-re.com

***Hannover Re**, with a gross premium of around 8 billion euro, is one of the leading reinsurance groups in the world. It transacts all lines of non-life and life and health reinsurance. It maintains business relations with more than 5,000 insurance companies in about 150 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in around 20 countries with a total staff of roughly 1,800. The rating agencies most relevant to the insurance industry have awarded Hannover Re very strong insurer financial strength ratings (Standard & Poor's AA- "Very Strong" and A.M. Best A "Excellent").*

information. Such statements are naturally subject to risks and uncertainties. Factors such as the development of general economic conditions, future market conditions, unusual catastrophic loss events, changes in the capital markets and other circumstances may cause the actual events or results to be materially different from those anticipated by such statements. Hannover Re does not make any representation or warranty, express or implied, as to the accuracy, completeness or updated status of such statements. Therefore, in no case whatsoever will Hannover Re and its affiliate companies be liable to anyone for any decision made or action taken in conjunction with the information and/or statements in this press release or for any related damages.

## Key Figures of the Hannover Re Group (IFRS basis)

| in EUR million | 2008 Q1 | 2008 Q2 | 2008 Variance | 2008 H1 | 2008 Variance | 2007 Q2 | 2007 H1 | 2007 31.12. |
|---|---|---|---|---|---|---|---|---|
| **Hannover Re Group** | | | | | | | | |
| Gross written premium | 2,275.5 | 1,869.1 | -10.3% | 4,144.6 | -7.7% | 2,083.1 | 4,491.6 | |
| Net premium earned | 1,678.7 | 1,736.7 | -11.8% | 3,415.4 | -7.8% | 1,968.4 | 3,705.2 | |
| Net underwriting result | (28.6) | (7.7) | +16.2% | (36.3) | -63.1% | (6.6) | (98.4) | |
| Net investment income[1] | 262.6 | 182.5 | -44.4% | 445.1 | -24.1% | 328.0 | 586.2 | |
| Operating profit (EBIT) | 245.6 | 154.6 | -50.7% | 400.2 | -14.4% | 313.5 | 467.7 | |
| Net income from continuing operations (before minorities) | 158.4 | 104.4 | -40.4% | 262.8 | -9.2% | 175.3 | 289.3 | |
| Net income from discontinued operations (before minorities) | 0 | 0 | | 0 | | 15.5 | 30.7 | |
| Minority interests | 6.9 | 3.7 | -82.8% | 10.6 | -60.9% | 21.3 | 27.1 | |
| Group net income | 151.5 | 100.8 | -40.5% | 252.2 | -13.9% | 169.4 | 293.0 | |
| Earnings per share in EUR | 1.26 | 0.84 | -40.5% | 2.09 | -13.9% | 1.41 | 2.43 | |
| Policyholders' surplus[2] | 5,046.4 | | | 4,698.4 | -11.3% | | | 5,295.1 |
| Investments (without funds held by ceding companies) | 19,008.5 | | | 18,744.4 | -5.4% | | | 19,815.3 |
| Total assets | 37,371.3 | | | 37,247.0 | +0.5% | | | 37,068.4 |
| Book value per share in EUR | 26.04 | | | 23.25 | -16.3% | | 24.68 | 27.77 |
| Retention | 88.7% | 90.5% | | 89.5% | | 86.8% | 85.8% | |
| EBIT margin[3] | 14.6% | 8.9% | | 11.7% | | 15.9% | 12.6% | |
| Return on equity (annualised)[4] | 18.7% | 13.6% | | 16.4% | | 22.5% | 19.9% | |
| **Non-life reinsurance** | | | | | | | | |
| Gross written premium | 1,506.9 | 1,149.3 | -11.6% | 2,656.2 | -10.4% | 1,300.1 | 2,964.4 | |
| Net premium earned | 996.9 | 1,085.7 | -12.2% | 2,082.6 | -10.6% | 1,235.9 | 2,328.5 | |
| Net underwriting result | (3.3) | 26.9 | +166.8% | 23.6 | -142.1% | 10.1 | (56.1) | |
| Operating profit (EBIT) | 181.5 | 106.8 | -53.2% | 288.2 | -10.3% | 228.2 | 321.5 | |
| Net income from continuing operations (before minorities) | 119.6 | 82.2 | -48.0% | 201.8 | -18.8% | 158.2 | 248.4 | |
| Net income from discontinued operations (before minorities) | 0 | 0 | | 0 | | (2.6) | 13.7 | |
| Minority interests | 6.1 | 0 | -100.0% | 6.1 | -70.5% | 16.2 | 20.7 | |
| Group net income | 113.5 | 82.2 | -41.1% | 195.7 | -18.9% | 139.4 | 241.4 | |
| Retention | 88.6% | 90.4% | | 89.4% | | 82.7% | 83.3% | |
| Combined ratio[5] | 99.6% | 97.4% | | 98.4% | | 99.1% | 102.1% | |
| EBIT margin[3] | 18.2% | 9.8% | | 13.8% | | 18.5% | 13.8% | |
| **Life and health reinsurance** | | | | | | | | |
| Gross written premium | 770.1 | 720.0 | -8.7% | 1,490.1 | -2.8% | 788.2 | 1,532.3 | |
| Net premium earned | 681.8 | 651.0 | -11.1% | 1,332.8 | -3.2% | 732.5 | 1,376.7 | |
| Operating profit (EBIT) | 47.9 | 39.3 | -49.2% | 87.2 | -32.5% | 77.4 | 129.2 | |
| Group net income | 38.3 | 26.6 | -52.4% | 65.0 | -27.8% | 56.0 | 89.9 | |
| Retention | 88.6% | 90.7% | | 89.6% | | 92.9% | 90.2% | |
| Combined ratio[5] | 97.2% | 98.5% | | 97.9% | | 95.8% | 96.9% | |
| EBIT margin[3] | 7.0% | 6.0% | | 6.5% | | 10.6% | 9.4% | |

[1] Including expense on funds withheld and contract deposits
[2] Total shareholders' equity + minority interests + hybrid capital
[3] Operating profit (EBIT) / net premium earned
[4] After tax
[5] Including interest income on contract deposits and funds withheld

# Kapitalmarkt und Währungsentwicklung dämpfen Ergebnis für das 1. Halbjahr 2008

- **Gute Entwicklung in der Versicherungstechnik, Großschadenaufkommen unterhalb des Erwartungswerts**
- **Netto-Kapitalanlageergebnis -24,1 %**
- **Operatives Ergebnis (EBIT) -14,4 %**
- **Konzernüberschuss -13,9 %**
- **Kombinierte Schaden-/Kostenquote 98,4 %**
- **EBIT-Rendite in der Schaden- und Personen-Rückversicherung im Zielkorridor**
- **Eigenkapitalrendite 16,4 %**

Hannover, 7. August 2008: Mit der Entwicklung des versicherungstechnischen Geschäfts – sowohl in der Schaden- als auch in der Personen-Rückversicherung – zeigt sich die Hannover Rück zum 30. Juni 2008 sehr zufrieden. „Allerdings haben das anhaltend schwierige Umfeld auf den internationalen Kapitalmärkten und die dämpfenden Währungskurseinflüsse auch für uns spürbare Belastungen nach sich gezogen. Es kann daher nicht überraschen, dass unser Halbjahresergebnis nicht unwesentlich hinter der Vergleichsperiode zurückbleibt", erklärte der Vorstandsvorsitzende Wilhelm Zeller.

Das operative Ergebnis (EBIT) zum 30. Juni 2008 reduzierte sich gegenüber der Vergleichsperiode um 14,4 % auf 400,2 Mio. EUR (467,7 Mio. EUR). Ohne Berücksichtigung der Abschreibungen auf Wertpapiere aufgrund der Turbulenzen auf den Kapitalmärkten wäre das operative Ergebnis um 13,4 % von 468,0 Mio. EUR auf 530,5 Mio. EUR gestiegen. Dank ihrer konservativen Anlagepolitik hatte die Hannover Rück auch im 2. Quartal keine wesentlichen Abschreibungen auf festverzinsliche Wertpapiere oder aus Subprime-Exponierungen zu verzeichnen. Der Konzernüberschuss ging trotzdem um 13,9 % auf 252,2 Mio. EUR (293,0 Mio. EUR) zurück. Der Gewinn je Aktie liegt damit bei 2,09 EUR (2,43 EUR); die annualisierte Eigenkapitalrendite beträgt 16,4 % (19,9 %).

Aufgrund der Aufgabe des Spezialgeschäfts sowie schwacher Fremdwährungskurse, insbesondere des US-Dollars und des britischen Pfunds, ging die gebuchte Bruttoprämie für den Hannover Rück-Konzern um 7,7 % auf 4,1 Mrd. EUR (4,5 Mrd. EUR) zurück. Bei unveränderten Währungskursen hätte sich das Prämienvolumen nur um 2,2 % verringert. Der Selbstbehalt erhöhte sich infolge deutlicher Einsparungen bei den eigenen Schutzdeckungskosten und geringerer proportionaler Abgaben

auf 89,5 % (85,8 %); die verdiente Nettoprämie reduzierte sich um 7,8 % auf 3,4 Mrd. EUR (3,7 Mrd. EUR).

Die Entwicklung der **Schaden-Rückversicherung** verlief für die Hannover Rück sehr zufriedenstellend. Obwohl einige wichtige Märkte bereits durch Aufweichungstendenzen gekennzeichnet sind, zeigen sich die Bedingungen noch weitgehend akzeptabel und die Preise überwiegend risikoadäquat. „Unserer ertragsorientierten Zeichnungspolitik folgend, fokussieren wir uns auf jene Segmente, die die höchste Profitabilität versprechen, und bauen unsere bereits sehr gute geografische und spartenmäßige Diversifizierung durch ein zielgerichtetes Underwriting weiter aus", betonte Zeller.

Dort, wo attraktive Geschäftschancen bestehen – zum Beispiel in der weltweiten Kredit- und Kautionsrückversicherung oder in Deutschland –, hat die Hannover Rück ihren Marktanteil erhöht. Darüber hinaus engagiert sich das Unternehmen in profitablen Markt- und Produktnischen, wie beispielsweise in Zentral- und Osteuropa oder auch im islamkonformen Rückversicherungsgeschäft, das von der Tochtergesellschaft Hannover ReTakaful in Bahrain erfolgreich betrieben wird. Auch in Lateinamerika ist die Hannover Rück inzwischen mit einer Repräsentanz vor Ort: „In Brasilien, dem größten Versicherungsmarkt des südamerikanischen Kontinents, verfügen wir seit Juli über die Lizenz als ‚zugelassener' Rückversicherer. Damit sichern wir uns einen direkteren Zugang zu den Kunden und schaffen eine optimale Ausgangsposition, um am aufstrebenden brasilianischen Markt zu partizipieren", erklärte Zeller.

Die Bruttoprämie für die Schaden-Rückversicherung ging zum 30. Juni 2008 gegenüber der Vorjahres-Vergleichsperiode angesichts dämpfender Währungskurse um 10,4 % auf 2,7 Mrd. EUR (3,0 Mrd. EUR) zurück. Bei konstanten Währungskursen, insbesondere gegenüber dem US-Dollar, hätte der Rückgang lediglich die Hälfte (5,2 %) betragen. Prämienmindernd wirkte sich außerdem die Aufgabe des Spezialgeschäfts aus. Der Selbstbehalt erhöhte sich infolge deutlicher Einsparungen bei den eigenen Schutzdeckungskosten und geringerer proportionaler Abgaben von 83,3 % auf 89,4 %. Die verdiente Nettoprämie sank um 10,6 % auf 2,1 Mrd. EUR (2,3 Mrd. EUR).

Nach einem moderaten Großschadenanfall im 1. Quartal blieben die Belastungen für die Hannover Rück auch im 2. Quartal unterdurchschnittlich. Dennoch: Auch das 2. Quartal war durch schwere Naturkatastrophen geprägt. So bedeutete das Erdbeben in der chinesischen Provinz Sichuan eine menschliche Tragödie, wobei jedoch die verheerenden volkswirtschaftlichen Schäden in keiner Relation zu den versicherten Werten standen. Demzufolge blieb die Belastung für die Hannover Rück mit rund 20 Mio. EUR eher gering. In Süddeutschland führten Hagelstürme und schwere Regenfälle Ende Mai/Anfang Juni zu gravierenden Schäden, die für das Unternehmen mit rund 30 Mio. EUR zu Buche schlugen. Insgesamt betrug die Netto-Großschadenbelastung für das 1. Halbjahr 130,0 Mio. EUR (214,5 Mio. EUR). Dieser Wert

entspricht 6,2 % der Nettoprämie in der Schaden-Rückversicherung und liegt damit deutlich unter dem Erwartungswert von 10 %. Die kombinierte Schaden-/Kostenquote sank auf 98,4 % (102,1 %).

Das versicherungstechnische Ergebnis verbesserte sich gegenüber der Vorjahresperiode, die insbesondere durch den hohen Großschadenanfall aus dem Wintersturm „Kyrill" gekennzeichnet war, von -56,1 Mio. EUR auf 23,6 Mio. EUR. Das operative Ergebnis (EBIT) in der Schaden-Rückversicherung reduzierte sich angesichts eines deutlich rückläufigen Kapitalanlageergebnisses um 10,3 % auf 288,2 Mio. EUR (321,5 Mio. EUR). Der Konzernüberschuss sank um 18,9 % auf 195,7 Mio. EUR (241,4 Mio. EUR). Das Ergebnis je Aktie betrug 1,62 EUR (2,00 EUR).

Ereignisreich verlief das 1. Halbjahr in der **Personen-Rückversicherung**. In den wachstumsstarken Märkten China und Südkorea nahm die Hannover Rück über ihre neu gegründeten Niederlassungen in Shanghai und Seoul den Geschäftsbetrieb auf. „Mit dieser Struktur nutzen wir die Vorzüge eines lokalen Rückversicherers und können unsere Kunden zielgerichtet und effizient vor Ort betreuen", betonte Zeller. Auch in Indien hat die Hannover Rück Voraussetzungen geschaffen, um schnell auf die sich bietenden Marktchancen reagieren zu können: Im Juni unterzeichnete sie mit dem führenden indischen Rückversicherer ein Kooperationsabkommen zum gemeinsamen Aufbau eines profitablen und wachstumsfähigen Portefeuilles. Die in Mumbai etablierte Servicegesellschaft unterstützt diese Pläne.

Obwohl das Prämienwachstum in Anbetracht belastender Währungskurseffekte im Berichtszeitraum leicht rückläufig war, ist die Hannover Rück – die ihr Personen-Rückversicherungsgeschäft weltweit unter der Marke Hannover Life Re betreibt – gut aufgestellt, um an den Wachstumschancen überproportional zu partizipieren.

Rund ein Drittel des Prämienvolumens in der Personen-Rückversicherung entfällt auf Großbritannien – den zweitgrößten Rückversicherungsmarkt der Welt. Gegenwärtig herrscht hier in der Risikolebensversicherung ein besonders intensiver Wettbewerb, sodass die Hannover Rück ihre Zeichnungen zurückgefahren hat. Günstig dagegen entwickelt sich in Großbritannien weiterhin der Markt für sogenannte Vorzugsrenten, auf dem das Unternehmen als führender Rückversicherer rangiert. Hier, wie auch in der Rückversicherung bestehender Pensionsfonds, sind die Chancen für eine weitere ertragreiche Expansion sehr günstig. Unverändert bedeutend ist für die Hannover Rück in den USA neben dem Senioren-Krankenmarkt der Bereich Financial Solutions. Im 1. Halbjahr realisierte sie die bislang größte Transaktion auf diesem Gebiet.

Angesichts dämpfender Währungskurseinflüsse – insbesondere die Schwäche des britischen Pfunds und des US-Dollars

schlägt hier zu Buche – ging die gebuchte Bruttoprämie in der Personen-Rückversicherung zum 30. Juni 2008 um 2,8 % auf 1,5 Mrd. EUR (1,5 Mrd. EUR) zurück. Bei konstanten Währungskursen hätte es ein Wachstum von 3,4 % gegeben. Der Selbstbehalt reduzierte sich leicht von 90,2 % auf 89,6 %, sodass die verdiente Nettoprämie etwas stärker um 3,2 % auf 1,3 Mrd. EUR (1,4 Mrd. EUR) sank.

Der deutliche Rückgang des operativen Ergebnisses (EBIT) zum 30. Juni 2008 um 32,5 % auf 87,2 Mio. EUR (129,2 Mio. EUR) resultiert aus den einmaligen positiven Sondereffekten in der Vergleichsperiode in Höhe von 25 Mio. EUR, die sich aus der Auflösung nicht mehr notwendiger Rückstellungen ergaben. Die EBIT-Rendite liegt mit 6,5 % dennoch im Zielkorridor von 6,5 % bis 7,5 %. Der Konzernüberschuss reduzierte sich aufgrund der dargestellten Faktoren um 27,8 % auf 65,0 Mio. EUR (89,9 Mio. EUR).

Die Entwicklung der **Kapitalanlagen** der Hannover Rück zum 30. Juni 2008 war geprägt von den anhaltenden Turbulenzen auf den internationalen Kapitalmärkten – insbesondere dem deutlichen Zinsanstieg im Euroraum, der Ausweitung der Risikoaufschläge bei Unternehmensanleihen und dem signifikanten Rückgang der Aktienkurse. Angesichts dessen sowie infolge des weiter gefallenen US-Dollars gingen die selbst verwalteten Kapitalanlagen ohne Depotforderungen auf 18,7 Mrd. EUR (19,8 Mrd. EUR) zurück. Der starke Zinsanstieg führte zu deutlichen unrealisierten Verlusten im Konzern-Portefeuille. Diese beliefen sich zum Ende der Berichtsperiode für den dispositiven Bestand der festverzinslichen Wertpapiere auf 315,4 Mio. EUR (103,4 Mio. EUR). Bei den Dividendentiteln ergaben sich unrealisierte Verluste von 101,6 Mio. EUR; zum 31. Dezember 2007 waren noch unrealisierte Gewinne von 191,0 Mio. EUR zu verzeichnen gewesen.

Demgegenüber entwickelten sich die ordentlichen Kapitalanlageerträge ohne Depotzinsen sehr zufriedenstellend. Sie reduzierten sich – ausschließlich währungsbedingt – um 1,9 % auf 407,9 Mio. EUR (415,7 Mio. EUR). Im Rahmen ihres aktiven Portfoliomanagements hat die Hannover Rück vor allem im Zuge einer taktischen Durationsverkürzung im USD-Portefeuille im 1. Quartal Gewinne aus dem Abgang von Kapitalanlagen in Höhe von 171,4 Mio. EUR (134,3 Mio. EUR) realisiert. Dem standen realisierte Verluste in Höhe von 69,1 Mio. EUR (36,7 Mio. EUR) gegenüber. Von den Abschreibungen auf Wertpapiere in Höhe von 130,3 Mio. EUR (0,3 Mio. EUR) entfielen 98,6 Mio. EUR (0,3 Mio. EUR) auf Aktien.

Das Nettoergebnis aus selbst verwalteten Kapitalanlagen reduzierte sich insgesamt deutlich um 29,8 % auf 342,8 Mio. EUR (488,2 Mio. EUR). Dieser Effekt wurde durch ein um 4,4 % auf 102,3 Mio. EUR (98,0 Mio. EUR) gestiegenes Ergebnis aus Depotzinsen etwas gedämpft, sodass das Nettoergebnis aus den gesamten Kapitalanlagen gegenüber der Vergleichsperiode um 24,1 % auf 445,1 Mio. EUR (586,2 Mio. EUR) zurückging.

**Ausblick**
Sowohl in der Schaden- als auch in der Personen-Rückversicherung erwartet die Hannover Rück dank ihrer strategischen Ausrichtung und der sich bietenden Marktchancen ein gutes versicherungstechnisches Ergebnis für das Gesamtjahr.

Die Netto-Prämieneinnahmen für den Hannover Rück-Konzern sollten sich leicht erhöhen.

Trotz einer erkennbaren Marktaufweichung in einigen Sparten und Märkten der *Schaden-Rückversicherung* sind die Preise und Bedingungen überwiegend noch akzeptabel. Die unterjährige Erneuerungssaison zum 1. Juli in den USA, bei der rund ein Drittel dieses Portefeuilles erneuert wird, hat den bisherigen Trend bestätigt. Im Haftpflichtgeschäft reduzierten sich die Prämien um bis zu 10 %, allerdings blieben die Bedingungen weitgehend stabil. Im nichtproportionalen Sachgeschäft waren Ratensteigerungen bei schadenbelasteten Programmen möglich, während sich der Druck auf die Raten im Katastrophengeschäft fortsetzte. Dennoch waren die zu erzielenden Margen immer noch gut auskömmlich.

Mit der Vertragserneuerungsrunde in Australien und Neuseeland zeigt sich die Hannover Rück insgesamt zufrieden. Die Raten im nichtproportionalen Bereich blieben stabil, auch hier ließen sich Preissteigerungen bei schadenbelasteten Programmen durchsetzen. Im lateinamerikanischen Katastrophengeschäft waren in einigen Märkten Ratenerhöhungen zu erzielen, in anderen gaben sie nach.

„Für die Schaden-Rückversicherung gehen wir davon aus, dass sich die Nettoprämie aufgrund des schwachen US-Dollars leicht reduziert. Vorausgesetzt, die Großschadenbelastung bewegt sich im Rahmen des Erwartungswerts von 10 % der Nettoprämie, ist aber von einem sehr guten Gewinnbeitrag auszugehen", erklärte Zeller.

In der *Personen-Rückversicherung* sind die Geschäftschancen unverändert positiv. Das Anwachsen des oberen Segments der Alterspyramide in den Industrieländern sollte noch über viele Jahre als Wachstumsmotor für die Renten- und Krankenversicherung fungieren. Positive Impulse erwartet die Hannover Rück in den USA beim Senioren-Krankengeschäft oder bei Block-Übernahmen. Anhaltend wettbewerbsintensiv dürfte sich in den nächsten zwölf bis 18 Monaten die traditionelle Lebensrückversicherung in Großbritannien zeigen. Chancen hingegen bieten neuartige Morbiditätsangebote, wie beispielsweise Critical-Illness-Produkte mit abgestufter Leistung. Unverändertes Wachstumspotenzial bieten britische Rentenpolicen, ein Kerngeschäft der Hannover Rück.

„Für das Gesamtjahr rechnen wir für unser Personen-Rückversicherungsgeschäft mit einer unverändert günstigen Ertragssituation und einem Anstieg des Prämienvolumens um ca. 10 %", betonte Zeller.

Bei den *Kapitalanlagen* ist davon auszugehen, dass diese – trotz des zu erwartenden positiven Cashflows aus der Versicherungstechnik – aufgrund des anhaltend schwachen US-Dollars hinter dem Niveau des Vorjahres zurückbleiben. Die laufenden Kapitalanlageerträge sollten sich auch im 2. Halbjahr auf dem positiven Niveau der ersten sechs Monate bewegen. Mit großer Unsicherheit ist jedoch die Entwicklung der Aktienmärkte behaftet.

„Im Rahmen unserer konservativen und risikobewussten Anlagepolitik haben wir allerdings lediglich 9 % unserer Kapitalanlagen in Aktien investiert", erklärte Zeller. „Gleichwohl müssen auch wir – sollten sich die Aktienmärkte nicht normalisieren – im 3. Quartal mit weiteren Abschreibungen rechnen." Bei einer signifikanten Kurserholung, wie sie von einigen Marktteilnehmern prognostiziert wird, würde sich die Situation auch für das Kapitalanlageergebnis deutlich verbessern. Bei den festverzinslichen Wertpapieren liegt das Augenmerk weiterhin auf einer hohen Qualität und einer guten Diversifikation des Portefeuilles. Von den Schwierigkeiten des amerikanischen Hypothekenmarkts ist die Gesellschaft daher nicht sonderlich betroffen.

Vor dem Hintergrund der noch risikoadäquaten Bedingungen an den Rückversicherungsmärkten und ihrer breiten Diversifikation sowie unter der Prämisse, dass die Großschadenbelastung nicht wesentlich den Erwartungswert von 10 % der Nettoprämie in der Schaden-Rückversicherung übersteigt, geht die Hannover Rück von einem guten versicherungstechnischen Ergebnis für das Gesamtjahr 2008 aus.

„Angesichts der Unsicherheiten auf den internationalen Kapitalmärkten ist eine seriöse Aussage bezüglich des Kapitalanlageergebnisses nicht möglich", erklärte Zeller. „Je länger die Turbulenzen auf den Aktienmärkten anhalten, desto schwieriger wird es, unser Jahresziel von 5 EUR je Aktie zu erreichen." Eine Eigenkapitalrendite von mehr als 15 % sieht die Hannover Rück jedoch weiterhin als realistisch an.

**Für weitere Informationen** wenden Sie sich bitte an:

*Presse / Investor Relations:*
Stefan Schulz (Tel. 0511 / 56 04-15 00,
E-Mail: stefan.schulz@hannover-re.com)

*Presse:*
Gabriele Handrick (Tel. 0511 / 56 04-15 02,
E-Mail: gabriele.handrick@hannover-re.com)

*Investor Relations:*
Klaus Paesler (Tel. 0511 / 56 04-17 36,
E-Mail: klaus.paesler@hannover-re.com)

Besuchen Sie auch: www.hannover-rueck.de

***Die Hannover Rück*** *ist mit einem Prämienvolumen von rund 8 Mrd. EUR eine der führenden Rückversicherungsgruppen der Welt. Sie betreibt alle Sparten der Schaden- und Personen-Rückversicherung und unterhält Rückversicherungsbeziehungen mit über 5.000 Versicherungsgesellschaften in rund 150 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in rund 20 Ländern mit ca. 1.800 Mitarbeitern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die für die Versicherungswirtschaft wichtigen Ratingagenturen haben sowohl Hannover Rück als auch E+S Rück sehr gute Finanzkraft-Bewertungen zuerkannt (Standard & Poor's AA- „Very Strong"; A.M. Best A „Excellent").*

## Kennzahlen der Hannover Rück-Gruppe (auf IFRS-Basis)

| | 2008 | | | | | 2007 | | |
|---|---|---|---|---|---|---|---|---|
| in Mio. EUR | Q1 | Q2 | +/- Vorjahr | 1H | +/- Vorjahr | Q2 | 1H | 31.12. |
| **Hannover Rück-Gruppe** | | | | | | | | |
| Gebuchte Bruttoprämie | 2.275,5 | 1.869,1 | -10,3 % | 4.144,6 | -7,7 % | 2.083,1 | 4.491,6 | |
| Verdiente Nettoprämie | 1.678,7 | 1.736,7 | -11,8 % | 3.415,4 | -7,8 % | 1.968,4 | 3.705,2 | |
| Versicherungstechnisches Ergebnis | -28,6 | -7,7 | +16,2 % | -36,3 | -63,1 % | -6,6 | -98,4 | |
| Kapitalanlageergebnis[1] | 262,6 | 182,5 | -44,4 % | 445,1 | -24,1 % | 328,0 | 586,2 | |
| Operatives Ergebnis (EBIT) | 245,6 | 154,6 | -50,7 % | 400,2 | -14,4 % | 313,5 | 467,7 | |
| Überschuss aus fortgeführten Geschäftsbereichen (vor Minderheitsanteilen) | 158,4 | 104,4 | -40,4 % | 262,8 | -9,2 % | 175,3 | 289,3 | |
| Überschuss aus aufgegebenen Geschäftsbereichen (vor Minderheitsanteilen) | 0 | 0 | | 0 | | 15,5 | 30,7 | |
| Minderheitsanteile | 6,9 | 3,7 | -82,8 % | 10,6 | -60,9 % | 21,3 | 27,1 | |
| Konzernüberschuss | 151,5 | 100,8 | -40,5 % | 252,2 | -13,9 % | 169,4 | 293,0 | |
| Ergebnis je Aktie in EUR | 1,26 | 0,84 | -40,5 % | 2,09 | -13,9 % | 1,41 | 2,43 | |
| Haftendes Kapital[2] | 5.046,4 | | | 4.698,4 | -11,3 % | | | 5.295,1 |
| Kapitalanlagen (ohne Depotforderungen) | 19.008,5 | | | 18.744,4 | -5,4 % | | | 19.815,3 |
| Bilanzsumme | 37.371,3 | | | 37.247,0 | +0,5 % | | | 37.068,4 |
| Buchwert je Aktie in EUR | 26,04 | | | 23,25 | -16,3 % | | 24,68 | 27,77 |
| Selbstbehalt | 88,7 % | 90,5 % | | 89,5 % | | 86,8 % | 85,8 % | |
| EBIT-Rendite[3] | 14,6 % | 8,9 % | | 11,7 % | | 15,9 % | 12,6 % | |
| Eigenkapitalrendite (annualisiert)[4] | 18,7 % | 13,6 % | | 16,4 % | | 22,5 % | 19,9 % | |
| **Schaden-Rückversicherung** | | | | | | | | |
| Gebuchte Bruttoprämie | 1.506,9 | 1.149,3 | -11,6 % | 2.656,2 | -10,4 % | 1.300,1 | 2.964,4 | |
| Verdiente Nettoprämie | 996,9 | 1.085,7 | -12,2 % | 2.082,6 | -10,6 % | 1.235,9 | 2.328,5 | |
| Versicherungstechnisches Ergebnis | -3,3 | 26,9 | +166,8 % | 23,6 | -142,1 % | 10,1 | -56,1 | |
| Operatives Ergebnis (EBIT) | 181,5 | 106,8 | -53,2 % | 288,2 | -10,3 % | 228,2 | 321,5 | |
| Überschuss aus fortgeführten Geschäftsbereichen (vor Minderheitsanteilen) | 119,6 | 82,2 | -48,0 % | 201,8 | -18,8 % | 158,2 | 248,4 | |
| Überschuss aus aufgegebenen Geschäftsbereichen (vor Minderheitsanteilen) | 0 | 0 | | 0 | | -2,6 | 13,7 | |
| Minderheitsanteile | 6,1 | 0 | -100,0 % | 6,1 | -70,5 % | 16,2 | 20,7 | |
| Konzernüberschuss | 113,5 | 82,2 | -41,1 % | 195,7 | -18,9 % | 139,4 | 241,4 | |
| Selbstbehalt | 88,6 % | 90,4 % | | 89,4 % | | 82,7 % | 83,3 % | |
| Kombinierte Schaden-/Kostenquote[5] | 99,6 % | 97,4 % | | 98,4 % | | 99,1 % | 102,1 % | |
| EBIT-Rendite[3] | 18,2 % | 9,8 % | | 13,8 % | | 18,5 % | 13,8 % | |
| **Personen-Rückversicherung** | | | | | | | | |
| Gebuchte Bruttoprämie | 770,1 | 720,0 | -8,7 % | 1.490,1 | -2,8 % | 788,2 | 1.532,3 | |
| Verdiente Nettoprämie | 681,8 | 651,0 | -11,1 % | 1.332,8 | -3,2 % | 732,5 | 1.376,7 | |
| Operatives Ergebnis (EBIT) | 47,9 | 39,3 | -49,2 % | 87,2 | -32,5 % | 77,4 | 129,2 | |
| Konzernüberschuss | 38,3 | 26,6 | -52,4 % | 65,0 | -27,8 % | 56,0 | 89,9 | |
| Selbstbehalt | 88,6 % | 90,7 % | | 89,6 % | | 92,9 % | 90,2 % | |
| Kombinierte Schaden-/Kostenquote[5] | 97,2 % | 98,5 % | | 97,9 % | | 95,8 % | 96,9 % | |
| EBIT-Rendite[3] | 7,0 % | 6,0 % | | 6,5 % | | 10,6 % | 9,4 % | |

[1] einschließlich Depotzinsaufwendungen

[2] Eigenkapital + Minderheitsanteile + Hybridkapital

[3] Operatives Ergebnis (EBIT) / verdiente Nettoprämie

[4] nach Steuern

[5] einschließlich Depotzinsen

END